AB 8/23

BB 8/18

06009776

S
COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/05 (MM/DD/YY) AND ENDING 05/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paychex Securities Corporation ~~Inc.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 John Street
(No. and Street)

West Henrietta (City) NY (State) 14586 (Zip Code)

SEC MAIL PROCESSING RECEIVED JUL 28 2006 WASH. D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Morphy 585-383-3406
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 Madison Street, Suite 1900 (Address) Syracuse (City) NY (State) 13202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

OATH OR AFFIRMATION

I, Paul Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paychex Securities Corporation, Inc., as of May 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 24th day of July 06 by

Robin Reininger

Notary Public

Signature

President

Title

Robin Reininger

Notary Public

ROBIN REININGER
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION #01RE6005721
QUALIFIED IN ONTARIO COUNTY
MY COMMISSION EXPIRES APRIL 20, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Supplementary Report of Independent Auditors on Internal Control

The Board of Directors
Paychex Securities Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Paychex Securities Corporation (the Company), for the year ended May 31, 2006, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

0607-0756283

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

July 7, 2006

Financial Statements and Supplemental Schedule

Paychex Securities Corporation
Year Ended May 31, 2006
With Report of Independent Auditors

0607-0753381

Paychex Securities Corporation

Financial Statements and Supplemental Schedule

Year Ended May 31, 2006

Contents

0607-0753381

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Board of Directors and Stockholder
Paychex Securities Corporation

We have audited the accompanying balance sheet of Paychex Securities Corporation as of May 31, 2006 and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paychex Securities Corporation at May 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

July 7, 2006

Paychex Securities Corporation

Balance Sheet

(In Thousands, Except Share Amounts)

May 31, 2006

Assets		
Cash	$	21,367
Service fee receivable		4,155
Investments		1
Total assets	$	25,523
Liabilities and stockholder's equity		
Accrued income taxes payable to parent company	$	9,198
Stockholder's equity		
Common stock, no par value – authorized 200 shares; 10 shares issued and outstanding at May 31, 2006		120
Retained earnings		16,205
Total stockholder's equity		16,325
Total liabilities and stockholder's equity	$	25,523

See accompanying notes.

Paychex Securities Corporation

Statement of Income

(In Thousands)

Year Ended May 31, 2006

Revenues	
Service fee revenue	$ 25,973
Investment revenue	261
Total revenues	26,234
Income tax expense allocated from parent company	9,198
Net income	$ 17,036

See accompanying notes.

Paychex Securities Corporation

Statement of Stockholder's Equity
(In Thousands, Except Share Amounts)

	Common Stock				Retained		
	Shares		**Amount**		**Earnings**		**Total**
Balance at June 1, 2005	10	$	120	$	19,169	$	19,289
Net income	–		–		**17,036**		**17,036**
Dividends to parent company	–		–		**(20,000)**		**(20,000)**
Balance at May 31, 2006	**10**	**$**	**120**	**$**	**16,205**	**$**	**16,325**

See accompanying notes.

Paychex Securities Corporation

Statement of Cash Flows
(In Thousands)

Year Ended May 31, 2006

Operating activities		
Net income	$	17,036
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on investments		1
Changes in operating assets and liabilities:		
Increase in service fee receivable		(990)
Increase in accrued income taxes		1,836
Net cash provided by operating activities		17,883
Financing activities		
Dividends paid to parent company		(20,000)
Net cash used in financing activities		(20,000)
Decrease in cash		(2,117)
Cash at beginning of fiscal year		23,484
Cash at end of fiscal year	$	21,367
Supplemental information		
Income taxes paid by Paychex, Inc. on behalf of Paychex Securities Corporation	$	8,752

See accompanying notes.

1. Organization

Paychex Securities Corporation (the Company) is a wholly owned subsidiary of Paychex, Inc. The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of Paychex, Inc. Such activities have been registered with the National Association of Securities Dealers and various state securities agencies.

All expenses of the Company, except income tax expense, are incurred by Paychex, Inc. on the Company's behalf. As a result, these expenses are not reflected in the Company's financial statements for the year ended May 31, 2006.

2. Significant Accounting Policies

Customer Security Transactions

Customer security transactions are recorded on a trade date basis. There is no commission income recorded on these transactions.

Revenue Recognition

Service fee revenue includes those amounts billed to money managers for administrative services provided and is recognized in the period in which services are rendered. Investment revenue is recognized when earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual amounts and results could differ from these estimates.

2. Significant Accounting Policies (continued)

Concentrations

All of the Company's deposited cash is maintained at a large, credit-worthy financial institution. The deposits exceed the amount of any available insurance. Management regularly reviews the cash balance and believes that there is limited risk of loss in the foreseeable future.

The Company currently transacts business with seven different money managers. Three of these entities each individually account for over ten percent of revenue in the current period. This risk is mitigated as management believes that numerous other entities exist that will assume the level of business required should one of these customers no longer transact with the Company.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1) and is required to maintain minimum net capital, as defined, equal to $613,000. At May 31, 2006, the Company had net capital of $12,169,000, which was $11,556,000 in excess of its required capital. Subsequent to year-end, the Company declared a $4,000,000 dividend to its parent.

4. Income Taxes

Current income tax expense allocated from the parent company consists of the following (in thousands):

Federal	$	9,174
State		24
Total income tax expense	$	9,198

4. Income Taxes (continued)

Below is an analysis reconciling the statutory federal income tax rate to the effective tax rates shown in the statement of income for fiscal year ended May 31, 2006.

Federal statutory rate	35.0 %
Increase resulting from:	
State income taxes, net of federal benefit	.1
Effective tax rate	35.1 %

The Company files a consolidated federal return with its parent company, Paychex, Inc., and a combined return with Paychex, Inc., for state purposes. In accordance with Statement of Accounting Standards No. 109, *Accounting for Income Taxes*, currently payable and deferred taxes are determined based upon the Company's allocated share of taxable income or loss of the consolidated group determined on a separate return basis.

Supplemental Schedule

Paychex Securities Corporation

Schedule 1 – Net Capital Calculation

(In Thousands)

May 31, 2006

Net capital		
Total stockholder's equity	$	16,325
Deduct stockholder's equity not allowable for net capital		–
Total stockholder's equity qualified for net capital		16,325
Nonallowable assets:		
Unsecured receivable		4,155
Investments		1
		4,156
Net capital	$	12,169
Aggregate indebtedness		
Accrued income taxes	$	9,198
Total aggregate indebtedness	$	9,198
Computation of basic net capital requirement		
Minimum net capital required	$	613
Excess net capital	$	11,556
Excess net capital at 1000%	$	11,249
Ratio: Aggregate indebtedness to net capital		76%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited May 31, 2006 Part IIA FOCUS filing.